UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Real Goods Solar, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75601N302

(CUSIP Number)

December 8, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.        ☐ Rule 13d-1(b)

b.        ☒ Rule 13d-1(c)

c.        ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75601N302

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,085,074
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,610,589
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,085,074 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 75601N302

1.	Names of Reporting Persons. Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,085,074
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,610,589
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,085,074 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 75601N302

1.	Names of Reporting Persons. Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,085,074
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,610,589
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,085,074 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a) Name of Issuer

Real Goods Solar, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

833 West South Boulder Road

Louisville, Colorado 80027-2452

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Class A common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

75601N302

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on December 8, 2016 (the “SPA”) (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 13, 2016), each of the Reporting Persons may have been deemed to have beneficial ownership of 1,886,181 shares of Common Stock, which consisted of (i) 1,363,637 shares of Common Stock that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (ii) 522,544 shares of Common Stock issuable upon exercise of a warrant that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (“Intracoastal Warrant 1”), and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 16,994,516 shares of Common

Stock outstanding as of December 8, 2016 as reported by the Issuer, plus (2) 1,363,637 shares of Common Stock that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (3) 522,544 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes: (I) 841,093 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 9.99% of the Common Stock, (II) 235 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”) because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 4.99% of the Common Stock, (III) 822 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”) because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 4.99% of the Common Stock and (IV) 27,273 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal (“Intracoastal Warrant 4”) because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,755,604 shares of Common Stock.

(ii) As of the close of business on December 16, 2016, each of the Reporting Persons may be deemed to have beneficial ownership of 2,085,074 shares of Common Stock, which consisted of (i) 721,437 shares of Common Stock held by Intracoastal and (ii) 1,363,637 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 5.7% of the Common Stock, based on (1) 16,994,516 shares of Common Stock outstanding as of December 8, 2016 as reported by the Issuer, plus (2) 18,499,998 shares of Common Stock issued at the closing of the transaction contemplated by the SPA as reported by the Issuer and (3) 1,363,637 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes: (I) 235 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 4.99% of the Common Stock, (II) 822 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 4.99% of the Common Stock and (III) 27,273 shares of Common Stock issuable upon exercise of Intracoastal Warrant 4 because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would or could be aggregated with such holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,113,404 shares of Common Stock.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote:     0     .

(2) Shared power to vote or to direct the vote:     2,085,074     .

(3) Sole power to dispose or to direct the disposition of     0     .

(4) Shared power to dispose or to direct the disposition of     1,610,589     .

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2016

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: December 16, 2016

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager